Exhibit 99.1

STANLEY BECK APPOINTED CHAIR OF HOLLINGER INC.

TORONTO, Ontario, April 18, 2006 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) today announced that Stanley Beck has been appointed Chair of the Company’s Board of Directors following the resignation of Joseph Wright from the Board.

Mr. Beck is the former Chairman of the Ontario Securities Commission, a recognized and respected authority on governance and corporate law, as well as a director of several public companies. Previously he was Dean of Osgoode Hall Law School.

“On behalf of the Company and the other members of the Board, I want to thank Joe for the contribution he has made to Hollinger during his time as a director and Chair,” said Randy Benson, Chief Restructuring Officer. “Joe’s guidance and commitment have been greatly appreciated and we wish him well in the future.”

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
416 929 5883
jlute@luteco.com